SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             -------------------

                                   FORM 8-A


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                              WOLOHAN LUMBER CO.
           ------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                  Michigan                                    38-1746752
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(State of incorporation or organization                  (I.R.S. Employer
                                                          Identification No.)


1740 Midland Road
Saginaw, Michigan                                        48605
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(Address of principal executive offices)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title to each class                     Name of each exchange on which each
to be so registered                     class is to be registered
-------------------                     -----------------------------------

       None


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |_|

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

     Securities Act registration statement file number to which this form relates:

     Not Applicable



Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock Purchase Rights
-----------------------------------------------------------------------------
                               (Title of class)




Item 1.   Description of Securities to be Registered.

                  On February 4, 2000, the Board of Directors of Wolohan Lumber Co. (the "Company") declared a dividend distribution of one Right for each outstanding share of Wolohan Common Stock to stockholders of record at the close of business on February 16, 2000. Each Right entitles the registered holder to purchase from the Company one share of Common Stock, $1.00 value per share (the "Common Stock"), at a Purchase Price of $50 per share, subject to adjustment ("Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Registrar and Transfer Company, a New Jersey corporation, as Rights Agent.

                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock or (iii) 10 business days after the Board of Directors of the Company determines any person, alone or together with its affiliates and associates, has become the Beneficial Owner of an amount of Common Stock which the Board of Directors determines to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock outstanding) and the Board of Directors, after reasonable inquiry and investigation, including consultation with such persons as the directors shall deem appropriate, shall determine that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company (any such person being referred to herein and in the Rights Agreement as an Adverse Person").

                  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 16, 2000 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also


                                      2


constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 15, 2010, unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that (i) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Board of Directors determines after receiving advice from one or more investment banking firms to be fair to stockholders and otherwise in the best interests of the Company and its stockholders) or (ii) the Board of Directors determines that a person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void.

                  For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person or by an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share value of $25 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $50.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a consolidation or merger in which the Company is not the surviving corporation or (ii) another person shall consolidate or merge with or into the Company and the Company shall be the surviving corporation and in connection therewith all or part of the shares of Common Stock are exchanged for securities, cash or property of any other person, or (iii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

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                  The Purchase Price payable, and the number of shares of
Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights, options or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price shall be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

                  In general, at any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). The Company may not redeem the Rights if the Board of Directors has previously declared a person to be an Adverse Person. After the redemption period has expired but prior to any Triggering Event, the Company's right of redemption may be reinstated if (i) an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and (ii) there are no other persons who are Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $.01 redemption price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

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                  As of February 10, 2000, there were 4,985,116 shares of
Common Stock of the Company outstanding. As of February 10, 2000, 152,437 shares of Common Stock were reserved for issuance under the Company's Performance Incentive Plan. Each share of Common Stock of the Company outstanding at the close of business on February 16, 2000 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock under employee plans.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors 'who are not affiliated with the person making the offer, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

                  The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.


Item 2.  Exhibits.

         1.2 Form of Rights Agreement, dated as of October 16, 2000 between Wolohan Lumber Co. and Registrar and Transfer Company, as Rights Agent which includes as Exhibit A thereto the Form of Rights Agreement. Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).

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                                  SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:    February 16, 2000



                                            WOLOHAN LUMBER CO.


                                            By   /s/ James L. Wolohan
                                                 ---------------------------
                                                     James L. Wolohan
                                                     President and
                                                     Chief Executive Officer